Exhibit 99.1

Sea Limited Reports Fourth Quarter and Full Year 2019 Results

Singapore, March 3, 2020 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Highlights

▪	Group

o	Total adjusted revenue was US$909.1 million, up 133.5% year-on-year from US$389.3 million for the fourth quarter of 2018.
o	Total gross profit was US$264.9 million, compared to US$(8.0) million for the fourth quarter of 2018.
o	Total adjusted EBITDA was US$(104.9) million compared to US$(203.6) million for the fourth quarter of 2018.

▪	Digital Entertainment

o	Adjusted revenue was US$479.9 million, up 107.4% year-on-year from US$231.4 million for the fourth quarter of 2018.
o	Adjusted EBITDA was US$266.4 million, up 153.2% year-on-year from US$105.2 million for the fourth quarter of 2018.
o	Adjusted EBITDA margin increased to 55.5% for the fourth quarter of 2019 from 45.5% for the fourth quarter of 2018.
o	Quarterly active users ("QAUs") reached 354.7 million, an increase of 64.1% year-on-year from 216.2 million for the fourth quarter of 2018.
o	Quarterly paying users continued to grow, accounting for 9.4% of QAUs for the fourth quarter of 2019, increasing from 5.5% for the same period in 2018.
o	Average revenue per user was US$1.4 compared to US$1.1 for the fourth quarter of 2018.
o	Our self-developed global hit game, Free Fire, was the most downloaded mobile game globally for 2019, according to App Annie[1], and recently hit a new record of 60 million peak daily active users. According to App Annie[1], Free Fire was also the highest grossing mobile game in Latin America and in Southeast Asia in the fourth quarter and for the full year of 2019.
o	Free Fire related content recorded approximately 30 billion view counts across YouTube globally in 2019, making it the fourth most viewed video game on YouTube and the most viewed mobile-only video game in the year[2].
o	We sustained our esports and community building efforts for our gamers throughout 2019. The finals of our largest global esports tournament for Free Fire, the Free Fire World Series 2019 in Rio de Janeiro, Brazil, recorded over 2 million peak concurrent viewers, setting a new record for the highest concurrent viewership for a mobile game esports event, according to Esports Charts. The Free Fire World Series 2019 achieved over 130 million cumulative online views across the national and regional qualifiers globally and the finals as at the end of 2019.

▪	E-commerce

o	Adjusted revenue was US$358.3 million, up 182.3% year-on-year from US$126.9 million for the fourth quarter of 2018.
o	Adjusted revenue included US$283.5 million of marketplace revenue[3], up 223.6% year-on-year from US$87.6 million for the fourth quarter of 2018, and US$74.7 million of product revenue[4], up 90.2% year-on-year from US$39.3 million for the fourth quarter of 2018.
o	Gross orders for the quarter totaled 440.5 million, an increase of 112.9% year-on-year from 206.9 million for the fourth quarter of 2018.
o	Gross merchandise value (“GMV”) was US$5.6 billion, an increase of 64.8% year-on-year from US$3.4 billion for the fourth quarter of 2018.
o	Adjusted revenue as a percentage of total GMV increased to 6.3% in the fourth quarter of 2019, up from 3.7% for the same period a year ago. Adjusted marketplace revenue as a percentage of total GMV was 5.0% in the fourth quarter of 2019. We also recorded a positive gross profit for the fourth quarter of 2019.
o	Sales and marketing expenses were US$254.7 million, an increase of 38.1% year-on-year from US$184.5 million for the fourth quarter of 2018.
o	Adjusted EBITDA was US$(306.2) million compared to US$(277.5) million for the fourth quarter of 2018. Adjusted EBITDA loss per order decreased by 47.8% to US$0.70 in the fourth quarter of 2019, compared to US$1.34 for the same period in 2018.
o	Shopee also enjoyed strong user retention as we continued to strengthen our market leadership. Its three-year order retention[5] from January 2017 to December 2019 was close to 70%, with the order retention rate in Indonesia, our largest market, even higher than the group rate for the same period.
o	In Indonesia, year-on-year growth for Shopee’s GMV and orders accelerated each quarter in 2019 as we further extended our market leadership. As the largest e-commerce platform by orders, Shopee registered over 188 million orders for the market in the fourth quarter, or a daily average of over 2 million orders, an increase of 124.6% year-on-year. Shopee also ranked first by average monthly active users, downloads, and by total time spent in app on Android, in the Shopping category in the fourth quarter of 2019, according to App Annie[1].
o	In Taiwan, we continued to record a positive quarterly adjusted EBITDA after allocation of the headquarters’ common expenses. Adjusted EBITDA margin in Taiwan before allocation of the headquarters’ common expenses exceeded 20% in the fourth quarter of 2019.
o	Both in Southeast Asia and in Taiwan, Shopee ranked number one in the Shopping category by average monthly active users, and total time spent in app on Android, for the fourth quarter and for the full year of 2019, according to App Annie[1].
o	Shopee was also ranked number one in the Shopping category by downloads both in Southeast Asia and in Taiwan, and was among the top five worldwide by downloads in the same category, for the full year of 2019, according to App Annie[1].

Full Year 2019 Highlights

▪	Group

o	Total adjusted revenue was US$2.9 billion, up 178.1% year-on-year from US$1.0 billion for the full year of 2018.
o	Total gross profit was US$604.9 million, up 3,998.9% year-on-year from US$14.8 million for the full year of 2018.
o	Total adjusted EBITDA was US$(178.6) million, compared to US$(694.0) million for the full year of 2018.

▪	Digital Entertainment

o	Adjusted revenue was US$1.8 billion, up 167.4% year-on-year from US$661.0 million for the full year of 2018.
o	Adjusted EBITDA was US$1.0 billion, an increase of 289.3% year-on-year from US$262.5 million for the full year of 2018.

▪	E-commerce

o	Adjusted revenue was US$942.1 million, up 224.1% year-on-year from US$290.7 million for the full year of 2018.
o	Adjusted revenue included US$731.3 million of marketplace revenue[3], up 270.7% from US$197.3 million for the full year of 2018, and US$210.8 million of product revenue[4], up 125.6% from US$93.4 million for the full year of 2018.
o	Gross orders were 1.2 billion, an increase of 100.5% year-on-year from 604.5 million for the full year of 2018.
o	GMV was US$17.6 billion, an increase of 71.0% year-on-year from US$10.3 billion for the full year of 2018.
o	Adjusted revenue as a percentage of total GMV increased to 5.4%, up from 2.8% for the full year of 2018. Adjusted marketplace revenue as a percentage of total GMV was 4.2% for the full year of 2019.
o	Sales and marketing expenses as a percentage of total GMV was 4.4% compared to 5.9% for 2018.
o	Adjusted EBITDA was US$(1.0) billion, compared to US$(860.3) million for the full year of 2018, with adjusted EBITDA loss per order at US$0.86, a 39.4% decrease from US$1.42 for 2018.

Guidance

For the full year of 2020, we currently expect adjusted revenue for digital entertainment to be between US$1.9 billion and US$2.0 billion, and adjusted revenue for e-commerce to be between US$1.7 billion and US$1.8 billion.

1   Rankings data for App Annie is based on combined data from the Google Play and iOS App Stores, unless otherwise stated. Southeast Asia rankings are based on Indonesia, Malaysia, Philippines, Singapore, Thailand and Vietnam. Latin America rankings are based on Argentina, Brazil, Chile, Colombia, Mexico and Uruguay.

2  Based on YouTube Rewind 2019, which is derived from Google Data from Jan 1, 2019 to Oct 31, 2019.

3  Marketplace revenue mainly consists of transaction-based fees and advertising income and revenue generated from other value-added services.

4  Product revenue mainly consists of revenue generated from direct sales.

5  Order retention refers to total orders in the last month of the specified period made by the applicable cohort of buyers as a percentage of total orders in the first month of the specified period made by the same cohort of buyers. The applicable cohort of buyers refers to new buyers in the first month of the specified period.

Business Update – SeaMoney

In the fourth quarter of 2019, we introduced SeaMoney as the overall brand for our digital financial services (“DFS”) business. Our DFS business currently offers e-wallet services, payment processing, credit related digital financial offerings, and other financial products – through a variety of brands, such as AirPay, ShopeePay, ShopeePayLater, and other DFS brands. Chris Feng, Chief Executive Officer of Shopee, also serves as Chief Executive Officer of SeaMoney.

Throughout 2019, we have been working on further integrating the e-wallet services of SeaMoney with our Shopee platform across different markets, to promote efficient growth of SeaMoney and to reduce payment friction for Shopee users. In January 2020, over 30% of Shopee gross orders in Indonesia were already paid using our own e-wallet services.

Moreover, we have been expanding the use cases of our e-wallet services outside of Sea’s platforms to include other online and offline merchants, along with a variety of third-party use cases. As a result of our integration efforts and the growth of third-party use cases, quarterly paying users for our e-wallet services have exceeded 8 million in the fourth quarter of 2019.

Leveraging on Shopee’s organic user base, wealth of high-quality data, strong on-platform demand and operational efficiency, we have also piloted consumer credit programs to build up our credit assessment capabilities.

We continue to believe that our core businesses of e-commerce – Shopee, digital entertainment – Garena, and digital financial services – SeaMoney, represent some of the largest opportunities in the digital economy of our region, and that our strong market leadership and strengths across the e-commerce and digital entertainment businesses position us very well to grow our DFS business in pursuit of our mission to better the lives of the consumers and small businesses with technology.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended December 31,			For the Full Year ended December 31,
	2018	2019		2018	2019
	$	$	YOY%	$	$		YOY%
Revenue
Service revenue
Digital Entertainment	131,257	404,082	207.9%	462,464	1,136,017		145.6%
E-commerce and other services	112,356	296,515	163.9%	270,049	822,659		204.6%
Sales of goods	39,611	76,627	93.4%	94,455	216,702		129.4%
	283,224	777,224	174.4%	826,968	2,175,378		163.1%

Cost of revenue
Cost of service
Digital Entertainment	(77,846)	(139,117)	78.7%	(267,359)	(435,905)		63.0%
E-commerce and other services	(171,229)	(294,685)	72.1%	(446,281)	(907,518)		103.4%
Cost of goods sold	(42,108)	(78,570)	86.6%	(98,570)	(227,035)		130.3%
	(291,183)	(512,372)	76.0%	(812,210)	(1,570,458)		93.4%
Gross profit	(7,959)	264,852	(3,427.7)%	14,758	604,920		3,998.9%
Other operating income	4,291	6,015	40.2%	9,799	15,890		62.2%
Sales and marketing expenses	(207,487)	(341,740)	64.7%	(705,015)	(969,543)		37.5%
General and administrative expenses	(87,160)	(109,705)	25.9%	(240,781)	(385,865)		60.3%
Research and development expenses	(26,642)	(49,467)	85.7%	(67,529)	(156,634)		132.0%
Total operating expenses	(316,998)	(494,897)	56.1%	(1,003,526)	(1,496,152)		49.1%
Operating loss	(324,957)	(230,045)	(29.2)%	(988,768)	(891,232)		(9.9)%
Non-operating income (loss), net	52,984	(15,183)	(128.7)%	34,888	(477,387	)(1)	(1,468.3)%
Income tax expense	(2,993)	(36,011)	1,103.2%	(4,088)	(85,864)		2,000.4%
Share of results of equity investees	(1,092)	(681)	(37.6)%	(3,066)	(3,239)		5.6%
Net loss	(276,058)	(281,920)	2.1%	(961,034)	(1,457,722)		51.7%
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes (2)	(321,187)	(240,210)	(25.2)%	(944,172)	(867,776)		(8.1)%

Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders (2)	(0.95)	(0.53)	(44.2)%	(2.79)	(2.00)		(28.3)%

Adjusted revenue of Digital Entertainment (2)	231,352	479,876	107.4%	661,042	1,767,371		167.4%
Adjusted revenue of E-commerce (2)	126,914	358,269	182.3%	290,706	942,122		224.1%
Adjusted revenue of Digital Financial Services (2)	3,063	3,603	17.6%	13,512	11,249		(16.7)%
Revenue of Other Services	27,963	67,346	140.8%	83,468	195,843		134.6%
Total adjusted revenue (2)	389,292	909,094	133.5%	1,048,728	2,916,585		178.1%
Adjusted EBITDA for Digital Entertainment (2)	105,198	266,407	153.2%	262,538	1,021,941		289.3%
Adjusted EBITDA for E-commerce (2)	(277,497)	(306,150)	10.3%	(860,322)	(1,043,366)		21.3%
Adjusted EBITDA for Digital Financial Services (2)	(9,805)	(49,761)	407.5%	(32,156)	(113,445)		252.8%
Adjusted EBITDA for Other Services (2)	(17,403)	(8,022)	(53.9)%	(54,058)	(27,996)		(48.2)%
Unallocated expenses (3)	(4,138)	(7,353)	77.7%	(10,003)	(15,743)		57.4%
Total adjusted EBITDA (2)	(203,645)	(104,879)	(48.5)%	(694,001)	(178,609)		(74.3)%

(1)  This was primarily due to fair value loss of $472.9 million on the 2017 convertible notes as our share prices significantly exceeded the conversion prices of the 2017 convertible notes.

(2)  For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

(3)  Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operation Decision Maker (“CODM”) as part of segment performance.

Three Months Ended December 31, 2019 Compared to Three Months Ended December 31, 2018

Revenue

The table below sets forth revenue and adjusted revenue generated from our reported segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31,
	2018		2019
	$	% of revenue	$	% of revenue	YOY%
Revenue
Service revenue
Digital Entertainment	131,257	46.3	404,082	52.0	207.9%
E-commerce and other services	112,356	39.7	296,515	38.2	163.9%
Sales of goods	39,611	14.0	76,627	9.8	93.4%
Total revenue	283,224	100.0	777,224	100.0	174.4%

	2018		2019
	$	% of total adjusted revenue	$	% of total adjusted revenue	YOY%
Adjusted revenue
Service revenue
Digital Entertainment	231,352	59.4	479,876	52.8	107.4%
E-commerce and other services	118,210	30.4	352,591	38.8	198.3%
Sales of goods	39,730	10.2	76,627	8.4	92.9%
Total adjusted revenue	389,292	100.0	909,094	100.0	133.5%

Our total revenue increased by 174.4% to US$777.2 million in the fourth quarter of 2019 from US$283.2 million in the fourth quarter of 2018. Our total adjusted revenue increased by 133.5% to US$909.1 million in the fourth quarter of 2019 from US$389.3 million in the fourth quarter of 2018. These increases were mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: Revenue increased by 207.9% to US$404.1 million in the fourth quarter of 2019 from US$131.3 million in the fourth quarter of 2018. Adjusted revenue increased by 107.4% to US$479.9 million in the fourth quarter of 2019 from US$231.4 million in the fourth quarter of 2018. This increase was primarily due to the increase of our active user base as well as the deepened paying user penetration, and in particular, the continued success of our self-developed game Free Fire.

•	E-commerce and other services: Revenue increased by 163.9% to US$296.5 million in the fourth quarter of 2019 from US$112.4 million in the fourth quarter of 2018. Adjusted revenue increased by 198.3% to US$352.6 million in the fourth quarter of 2019 from US$118.2 million in the fourth quarter of 2018. This increase was primarily driven by the growth of our e-commerce marketplace, and positive development in each of our marketplace revenue streams – transaction-based fees, value-added services, and advertising. It is a result of our commitment to ever enhance our service offerings as we seek to create greater value for our platform users.

•	Sales of goods: Revenue and adjusted revenue increased by 93.4% and 92.9% respectively to US$76.6 million in the fourth quarter of 2019, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 76.0% to US$512.4 million in the fourth quarter of 2019 from US$291.2 million in the fourth quarter of 2018.

•	Digital Entertainment: Cost of revenue increased by 78.7% to US$139.1 million in the fourth quarter of 2019 from US$77.8 million in the fourth quarter of 2018. The increase was largely in line with revenue growth in our digital entertainment business. Improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services combined increased by 72.1% to US$294.7 million in the fourth quarter of 2019 from US$171.2 million in the fourth quarter of 2018. The increase was primarily due to costs incurred in line with growth of our e-commerce marketplace, including, among other costs, higher bank transaction fees driven by GMV growth, higher costs associated with value-added services and other ancillary services we provided to our e-commerce platform users, as well as higher staff compensation and benefit costs.

•	Cost of goods sold: Cost of goods sold increased by 86.6% to US$78.6 million in the fourth quarter of 2019 from US$42.1 million in the fourth quarter of 2018. The increase was largely in line with the increase in our product offerings.

Other Operating Income

Our other operating income increased by 40.2% to US$6.0 million in the fourth quarter of 2019 from US$4.3 million in the fourth quarter of 2018. The increase was primarily due to an increase in sponsorship from partners who participated in our events and tournaments.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 64.7% to US$341.7 million in the fourth quarter of 2019 from US$207.5 million in the fourth quarter of 2018. The table below sets forth the breakdown of the sales and marketing expenses of our two major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31,
	2018	2019	YOY%
	$	$
Sales and Marketing Expenses
Digital Entertainment	14,016	44,547	217.8%
E-commerce	184,477	254,710	38.1%

•	Digital Entertainment: Sales and marketing expenses increased by 217.8% to US$44.5 million in the fourth quarter of 2019 from US$14.0 million in the fourth quarter of 2018. The increase was primarily due to launch of new games and marketing, esports and other user engagement activities for the existing games.

•	E-commerce: Sales and marketing expenses increased by 38.1% to US$254.7 million in the fourth quarter of 2019 from US$184.5 million in the fourth quarter of 2018. The increase in marketing efforts was aligned with our strategy to fully capture the market growth opportunity and was primarily attributable to the ramping up of brand marketing as well as higher staff compensation and benefit costs.

General and Administrative Expenses

Our general and administrative expenses increased by 25.9% to US$109.7 million in the fourth quarter of 2019 from US$87.2 million in the fourth quarter of 2018. This increase was primarily due to the expansion of our staff force and the increase in office facilities and related expenses.

Research and Development Expenses

Our research and development expenses increased by 85.7% to US$49.5 million in the fourth quarter of 2019 from US$26.6 million in the fourth quarter of 2018, primarily due to the increase in research and development staff force.

Non-operating Income or Losses, Net

Non-operating income or losses consist of interest income, interest expense, investment gain (loss), fair value change for the 2017 convertible notes and foreign exchange gain (loss). We recorded a net non-operating loss of US$15.2 million in the fourth quarter of 2019, compared to a net non-operating income of US$53.0 million in the fourth quarter of 2018. This was primarily due to a fair value loss of US$6.8 million in the fourth quarter of 2019 as compared to a fair value gain of US$61.2 million in the fourth quarter of 2018 arising from the fair value accounting treatment for the 2017 convertible notes.

Income Tax Expense

We had a net income tax expense of US$36.0 million and US$3.0 million in the fourth quarter of 2019 and 2018, respectively. The income tax expense in the fourth quarter of 2019 was primarily due to withholding tax and corporate income tax expenses incurred by our digital entertainment segment.

Net Loss

As a result of the foregoing, we had net losses of US$281.9 million and US$276.1 million in the fourth quarter of 2019 and 2018, respectively.

Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, was US$240.2 million and US$321.2 million in the fourth quarter of 2019 and 2018, respectively.

9

Basic and Diluted Loss Per Share Based on Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes Attributable to Sea Limited’s Ordinary Shareholders

Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, was US$0.53 and US$0.95 in the fourth quarter of 2019 and 2018, respectively.

Full Year Ended December 31, 2019 Compared to Full Year Ended December 31, 2018

Revenue

The table below sets forth revenue and adjusted revenue generated from our reported segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Full Year ended December 31,
	2018		2019
	$	% of revenue	$	% of revenue	YOY%
Revenue
Service revenue
Digital Entertainment	462,464	55.9	1,136,017	52.2	145.6%
E-commerce and other services	270,049	32.7	822,659	37.8	204.6%
Sales of goods	94,455	11.4	216,702	10.0	129.4%
Total revenue	826,968	100.0	2,175,378	100.0	163.1%

	2018		2019
	$	% of total adjusted revenue	$	% of total adjusted revenue	YOY%
Adjusted revenue
Service revenue
Digital Entertainment	661,042	63.0	1,767,371	60.6	167.4%
E-commerce and other services	292,954	27.9	932,419	32.0	218.3%
Sales of goods	94,732	9.1	216,795	7.4	128.9%
Total adjusted revenue	1,048,728	100.0	2,916,585	100.0	178.1%

Our total revenue increased by 163.1% to US$2,175.4 million for the full year ended December 31, 2019 from US$827.0 million for the full year ended December 31, 2018. Our total adjusted revenue increased by 178.1% to US$2,916.6 million for the full year ended December 31, 2019 from US$1,048.7 million for the full year ended December 31, 2018. These increases were mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: Revenue increased by 145.6% to US$1,136.0 million for the full year ended December 31, 2019 from US$462.5 million for the full year ended December 31, 2018. Adjusted revenue increased by 167.4% to US$1,767.4 million for the full year ended December 31, 2019 from US$661.0 million for the full year ended December 31, 2018. This increase was primarily due to the increase of our active user base as well as the deepened paying user penetration as we continue to bring new and engaging content to our users and enhance the game and monetization features based on a deep understanding of local preferences and conditions as well as our strong efforts in esports and community-building.

•	E-commerce and other services: Revenue increased by 204.6% to US$822.7 million for the full year ended December 31, 2019 from US$270.0 million for the full year ended December 31, 2018. Adjusted revenue increased by 218.3% to US$932.4 million for the full year ended December 31, 2019 from US$293.0 million for the full year ended December 31, 2018. This increase was primarily driven by the growth of our e-commerce marketplace, and positive development in each of our marketplace revenue streams – transaction-based fees, value-added services, and advertising. It is a result of our commitment to ever enhance our service offerings as we seek to create greater value for our platform users.

•	Sales of goods: Revenue increased by 129.4% to US$216.7 million for the full year ended December 31, 2019 from US$94.5 million for the full year ended December 31, 2018. Adjusted revenue increased by 128.9% to US$216.8 million for the full year ended December 31, 2019 from US$94.7 million for the full year ended December 31, 2018. This increase was primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 93.4% to US$1,570.5 million for the full year ended December 31, 2019 from US$812.2 million for the full year ended December 31, 2018.

•	Digital Entertainment: Cost of revenue increased by 63.0% to US$435.9 million for the full year ended December 31, 2019 from US$267.4 million for the full year ended December 31, 2018. The increase was largely in line with revenue growth in our digital entertainment business. Improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services combined increased by 103.4% to US$907.5 million for the full year ended December 31, 2019 from US$446.3 million for the full year ended December 31, 2018. The increase was primarily due to costs incurred in line with growth of our e-commerce marketplace, including, among other costs, higher bank transaction fees driven by GMV growth, higher costs associated with value-added services and other ancillary services we provided to our e-commerce platform users, as well as higher staff compensation and benefit costs.

•	Cost of goods sold: Cost of goods sold increased by 130.3% to US$227.0 million for the full year ended December 31, 2019 from US$98.6 million for the full year ended December 31, 2018. The increase was largely in line with the increase in our product offerings.

Other Operating Income

Our other operating income increased by 62.2% to US$15.9 million for the full year ended December 31, 2019 from US$9.8 million for the full year ended December 31, 2018. The increase was primarily due to an increase in sponsorship from partners who participated in our events and tournaments.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 37.5% to US$969.5 million for the full year ended December 31, 2019 from US$705.0 million for the full year ended December 31, 2018. The table below sets forth the breakdown of the sales and marketing expenses of our two major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Full Year ended December 31,
	2018	2019	YOY%
	$	$
Sales and Marketing Expenses
Digital Entertainment	68,222	108,505	59.0%
E-commerce	602,651	765,481	27.0%

•	Digital Entertainment: Sales and marketing expenses increased by 59.0% to US$108.5 million for the full year ended December 31, 2019 from US$68.2 million for the full year ended December 31, 2018. The increase was primarily due to launch of new games and marketing, esports and other user engagement activities for the existing games.

•	E-commerce: Sales and marketing expenses increased by 27.0% to US$765.5 million for the full year ended December 31, 2019 from US$602.7 million for the full year ended December 31, 2018. The increase in marketing efforts was aligned with our strategy to fully capture the market growth opportunity and was primarily attributable to the ramping up of brand marketing as well as higher staff compensation and benefit costs.

General and Administrative Expenses

Our general and administrative expenses increased by 60.3% to US$385.9 million for the full year ended December 31, 2019 from US$240.8 million for the full year ended December 31, 2018. This increase was primarily due to the expansion of our staff force and the increase in office facilities and related expenses.

Research and Development Expenses

Our research and development expenses increased by 132.0% to US$156.6 million for the full year ended December 31, 2019 from US$67.5 million for the full year ended December 31, 2018, primarily due to the increase in research and development staff force.

Non-operating Income or Losses, Net

Non-operating income or losses consist of interest income, interest expense, investment gain (loss), fair value change for the 2017 convertible notes and foreign exchange gain (loss). We recorded a net non-operating loss of US$477.4 million for the full year ended December 31, 2019, compared to a net non-operating income of US$34.9 million for the full year ended December 31, 2018. This was primarily due to a fair value loss of US$472.9 million for the full year of 2019 as compared to a fair value gain of US$41.3 million for the full year of 2018 arising from the fair value accounting treatment for the 2017 convertible notes.

Income Tax Expense

We had a net income tax expense of US$85.9 million and US$4.1 million for the full year ended December 31, 2019 and 2018, respectively. The income tax expense for the full year ended December 31, 2019 was primarily due to withholding tax and corporate income tax expenses incurred by our digital entertainment segment, partially offset by deferred tax assets recognized for the year.

Net Loss

As a result of the foregoing, we had net losses of US$1,457.7 million and US$961.0 million for the full year ended December 31, 2019 and 2018, respectively.

Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, was US$867.8 million and US$944.2 million for the full year ended December 31, 2019 and 2018, respectively.

Basic and Diluted Loss Per Share Based on Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes Attributable to Sea Limited’s Ordinary Shareholders

Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, was US$2.00 and US$2.79 for the full year ended December 31, 2019 and 2018, respectively.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on March 3, 2020
8:30 PM Singapore / Hong Kong Time on March 3, 2020

Webcast link:	https://services.choruscall.com/links/se200303.html

Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963-976
	International: 1-412-317-6061	Singapore: 800-120-5863
United Kingdom: 08-082-389-063

Passcode for Participants: 5693945

A replay of the conference call will be available at the Company’s investor relations website (https://www.seagroup.com/investor/financials). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Our mission is to better the lives of consumers and small businesses with technology. We operate three core businesses across digital entertainment, e-commerce, and digital financial services, known as Garena, Shopee, and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is one of the fastest-growing digital financial services networks in Southeast Asia.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the region, including segments within those industries; changes in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the growth of its digital entertainment, e-commerce and digital financial services businesses and platforms; the growth in its user base, level of user engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries; and general economic and business conditions in the region. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Adjusted revenue” of our digital entertainment segment represents revenue of the digital entertainment segment plus change in digital entertainment deferred revenue. This financial measure is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment. Although other companies may present such measures related to gross billings differently or not at all, we believe that the adjusted revenue of our digital entertainment segment provides useful information to investors about the segment’s core operating results, enhancing their understanding of our past performance and future prospects.

•	“Adjusted revenue” of our e-commerce segment represents revenue of the e-commerce segment (currently consisting of marketplace revenue and product revenue) plus certain revenues that were net-off against their corresponding sales incentives. This financial measure enables our investors to follow trends in our e-commerce monetization capability over time and is a useful performance measure.

•	“Adjusted revenue” of our digital financial services segment represents revenue of the digital financial services segment plus certain revenues that were net-off against their corresponding sales incentives.

•	“Total adjusted revenue” represents the sum of the adjusted revenue of our digital entertainment segment, the adjusted revenue of our e-commerce segment, the adjusted revenue of our digital financial services segment, and the revenue of our other services. This financial measure enables our investors to follow trends in our overall group monetization capability over time and is a useful performance measure.

•	“Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes” represents net loss before share-based compensation and changes in fair value of convertible notes. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation and changes in fair value of convertible notes are significant expenses.

•	“Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders” represents net loss attributable to Sea Limited’s ordinary shareholders before share-based compensation and changes in fair value of convertible notes. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation and changes in fair value of convertible notes are significant expenses.

•	“Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders” represents net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders divided by the weighted average number of shares outstanding during the period.

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended December 31, 2019
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	404,082	302,590	(1)	3,206	67,346	-	777,224
Changes in deferred revenue	75,794	-		-	-	-	75,794
Sales incentives net-off	-	55,679		397	-	-	56,076
Adjusted revenue	479,876	358,269	(2)	3,603	67,346	-	909,094

Operating income (loss)	205,559	(331,431)		(50,731)	(11,154)	(42,288)	(230,045)
Net effect of changes in deferred revenue and its related cost	55,902	-		-	-	-	55,902
Depreciation and Amortization	4,946	25,281		970	3,132	-	34,329
Share-based compensation	-	-		-	-	34,935	34,935
Adjusted EBITDA	266,407	(306,150)		(49,761)	(8,022)	(7,353)	(104,879)

	For the Three Months ended December 31, 2018
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	131,257	121,660	(1)	2,344	27,963	-	283,224
Changes in deferred revenue	100,095	-		-	-	-	100,095
Sales incentives net-off	-	5,254		719	-	-	5,973
Adjusted revenue	231,352	126,914	(2)	3,063	27,963	-	389,292

Operating income (loss)	16,121	(290,616)		(10,314)	(19,952)	(20,196)	(324,957)
Net effect of changes in deferred revenue and its related cost	78,659	-		-	-	-	78,659
Depreciation and Amortization	10,418	13,119		509	2,549	-	26,595
Share-based compensation	-	-		-	-	16,058	16,058
Adjusted EBITDA	105,198	(277,497)		(9,805)	(17,403)	(4,138)	(203,645)

(1) For the fourth quarter of 2019, revenue of $302,590 included marketplace revenue of $227,856 and product revenue of $74,734 net of sales incentives. For the fourth quarter of 2018, revenue of $121,660 included marketplace revenue of $82,483 and product revenue of $39,177 net of sales incentives.

(2) For the fourth quarter of 2019, adjusted revenue of $358,269 included marketplace revenue of $283,535 and product revenue of $74,734. For the fourth quarter of 2018, adjusted revenue of $126,914 included marketplace revenue of $87,618 and product revenue of $39,296.

(3) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(4) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

	For the Year ended December 31, 2019
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	1,136,017	834,295	(1)	9,223	195,843	-	2,175,378
Changes in deferred revenue	631,354	-		-	-	-	631,354
Sales incentives net-off	-	107,827		2,026	-	-	109,853
Adjusted revenue	1,767,371	942,122	(2)	11,249	195,843	-	2,916,585

Operating income (loss)	529,524	(1,131,771)		(116,309)	(39,864)	(132,812)	(891,232)
Net effect of changes in deferred revenue and its related cost	474,340	-		-	-	-	474,340
Depreciation and Amortization	18,077	88,405		2,864	11,868	-	121,214
Share-based compensation	-	-		-	-	117,069	117,069
Adjusted EBITDA	1,021,941	(1,043,366)		(113,445)	(27,996)	(15,743)	(178,609)

	For the Year ended December 31, 2018
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	462,464	269,578	(1)	11,458	83,468	-	826,968
Changes in deferred revenue	198,578	-		-	-	-	198,578
Sales incentives net-off	-	21,128		2,054	-	-	23,182
Adjusted revenue	661,042	290,706	(2)	13,512	83,468	-	1,048,728

Operating income (loss)	69,449	(893,489)		(34,056)	(62,548)	(68,124)	(988,768)
Net effect of changes in deferred revenue and its related cost	157,918	-		-	-	-	157,918
Depreciation and Amortization	35,171	33,167		1,900	8,490	-	78,728
Share-based compensation	-	-		-	-	58,121	58,121
Adjusted EBITDA	262,538	(860,322)		(32,156)	(54,058)	(10,003)	(694,001)

(1) For the year of 2019, revenue of $834,295 included marketplace revenue of $623,612 and product revenue of $210,683 net of sales incentives. For the year of 2018, revenue of $269,578 included marketplace revenue of $176,434 and product revenue of $93,144 net of sales incentives.

(2) For the year of 2019, adjusted revenue of $942,122 included marketplace revenue of $731,346 and product revenue of $210,776. For the year of 2018, adjusted revenue of $290,706 included marketplace revenue of $197,285 and product revenue of $93,421.

(3) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(4) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

	For the Three Months ended December 31,		For the Year ended December 31,
	2018	2019	2018	2019
	$	$	$	$
Net loss	(276,058)	(281,920)	(961,034)	(1,457,722)
Share-based compensation	16,058	34,935	58,121	117,069
Changes in fair value of the 2017 convertible notes	(61,187)	6,775	(41,259)	472,877 (1)
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes	(321,187)	(240,210)	(944,172)	(867,776)
Net profit attributable to non-controlling interests	(565)	(1,869)	(207)	(5,077)
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders	(321,752)	(242,079)	(944,379)	(872,853)

Weighted average shares used in loss per share computation:
Basic and diluted	340,397,564	460,325,659	338,472,987	436,601,801

Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders	(0.95)	(0.53)	(2.79)	(2.00)

(1) Fair value loss of $472.9 million on the 2017 convertible notes was recorded as our share prices significantly exceeded the conversion prices of the 2017 convertible notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Three Months ended December 31,		For the Year ended December 31,
	2018	2019	2018	2019
	$	$	$	$
Revenue
Service revenue
Digital Entertainment	131,257	404,082	462,464	1,136,017
E-commerce and other services	112,356	296,515	270,049	822,659
Sales of goods	39,611	76,627	94,455	216,702

Total revenue	283,224	777,224	826,968	2,175,378

Cost of revenue
Cost of service
Digital Entertainment	(77,846)	(139,117)	(267,359)	(435,905)
E-commerce and other services	(171,229)	(294,685)	(446,281)	(907,518)
Cost of goods sold	(42,108)	(78,570)	(98,570)	(227,035)

Total cost of revenue	(291,183)	(512,372)	(812,210)	(1,570,458)

Gross profit	(7,959)	264,852	14,758	604,920

Operating income (expenses):
Other operating income	4,291	6,015	9,799	15,890
Sales and marketing expenses	(207,487)	(341,740)	(705,015)	(969,543)
General and administrative expenses	(87,160)	(109,705)	(240,781)	(385,865)
Research and development expenses	(26,642)	(49,467)	(67,529)	(156,634)

Total operating expenses	(316,998)	(494,897)	(1,003,526)	(1,496,152)

Operating loss
Interest income	2,953	9,396	11,520	33,935
Interest expense	(9,882)	(17,167)	(31,295)	(48,208)
Investment (loss) gain, net	(771)	6,977	8,603	11,794
Changes in fair value of convertible notes	61,187	(6,775)	41,259	(472,877) (1)
Foreign exchange (loss) gain	(503)	(7,614)	4,801	(2,031)

Loss before income tax and share of results of equity investees	(271,973)	(245,228)	(953,880)	(1,368,619)
Income tax expense	(2,993)	(36,011)	(4,088)	(85,864)
Share of results of equity investees	(1,092)	(681)	(3,066)	(3,239)

Net loss	(276,058)	(281,920)	(961,034)	(1,457,722)

Net profit attributable to non-controlling interests	(565)	(1,869)	(207)	(5,077)

Net loss attributable to Sea Limited’s ordinary shareholders	(276,623)	(283,789)	(961,241)	(1,462,799)

Loss per share:
Basic and diluted	(0.81)	(0.62)	(2.84)	(3.35)

Weighted average shares used in loss per share computation:
Basic and diluted	340,397,564	460,325,659	338,472,987	436,601,801

(1) Fair value loss of $472.9 million on the 2017 convertible notes was recorded as our share prices significantly exceeded the conversion prices of the 2017 convertible notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2018	2019
	$	$
ASSETS
Current assets
Cash and cash equivalents	1,002,841	3,118,988
Restricted cash	254,100	434,938
Accounts receivable, net	97,782	187,035
Prepaid expenses and other assets	312,387	535,187
Inventories, net	37,689	26,932
Short-term investments	690	102,324
Amounts due from related parties	5,224	4,735
Total current assets	1,710,713	4,410,139

Non-current assets
Property and equipment, net	192,357	318,620
Operating lease right-of-use assets, net	-	182,965
Intangible assets, net	12,887	15,020
Long-term investments	111,022	113,797
Prepaid expenses and other assets	69,065	65,684
Restricted cash	2,371	16,652
Deferred tax assets	63,302	70,340
Goodwill	30,952	30,952
Total non-current assets	481,956	814,030
Total assets	2,192,669	5,224,169

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2018	2019
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	37,163	69,370
Accrued expenses and other payables	636,880	980,805
Advances from customers	29,355	65,062
Amount due to related parties	46,025	34,990
Short-term borrowings	856	1,258
Operating lease liabilities	-	56,320
Deferred revenue	426,675	1,097,868
Convertible notes	-	29,481
Income tax payable	9,539	27,212
Total current liabilities	1,186,493	2,362,366

Non-current liabilities
Accrued expenses and other payables	7,894	25,802
Long-term borrowings	1,026	358
Operating lease liabilities	-	144,000
Deferred revenue	171,262	160,708
Convertible notes	1,061,796	1,356,332
Deferred tax liabilities	679	975
Unrecognized tax benefits	2,974	976
Total non-current liabilities	1,245,631	1,689,151
Total liabilities	2,432,124	4,051,517

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2018	2019
	$	$
Shareholders’ equity
Class A Ordinary shares	94	154
Class B Ordinary shares	76	76
Additional paid-in capital	1,809,232	4,687,284
Accumulated other comprehensive income	15,199	5,449
Statutory reserves	46	46
Accumulated deficit	(2,067,786)	(3,530,585)

Total Sea Limited shareholders’ (deficit) equity	(243,139)	1,162,424
Non-controlling interests	3,684	10,228
Total shareholders’ (deficit) equity	(239,455)	1,172,652
Total liabilities and shareholders’ (deficit) equity	2,192,669	5,224,169

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Three months ended December 31,		For the Year ended December 31,
	2018	2019	2018	2019
	$	$	$	$
Net cash (used in) generated from operating activities	(138,191)	(27,798)	(495,220)	69,865
Net cash used in investing activities	(65,590)	(143,681)	(224,528)	(363,219)
Net cash generated from financing activities	1,522	1,045,045	546,628	2,579,595
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	2,193	23,177	(12,546)	25,025
Net (decrease) increase in cash, cash equivalents and restricted cash	(200,066)	896,743	(185,666)	2,311,266
Cash, cash equivalents and restricted cash at beginning of the period	1,459,378	2,673,835	1,444,978	1,259,312
Cash, cash equivalents and restricted cash at end of the period	1,259,312	3,570,578	1,259,312	3,570,578

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operation Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31, 2019
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	404,082	302,590	3,206	67,346	-	777,224
Operating income (loss)	205,559	(331,431)	(50,731)	(11,154)	(42,288)	(230,045)
Non-operating loss, net						(15,183)
Income tax expense						(36,011)
Share of results of equity investees						(681)
Net loss						(281,920)

	For the Three Months ended December 31, 2018
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	131,257	121,660	2,344	27,963	-	283,224
Operating income (loss)	16,121	(290,616)	(10,314)	(19,952)	(20,196)	(324,957)
Non-operating income, net						52,984
Income tax expense						(2,993)
Share of results of equity investees						(1,092)
Net loss						(276,058)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

	For the Year ended December 31, 2019
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	1,136,017	834,295	9,223	195,843	-	2,175,378
Operating income (loss)	529,524	(1,131,771)	(116,309)	(39,864)	(132,812)	(891,232)
Non-operating loss, net						(477,387)
Income tax expense						(85,864)
Share of results of equity investees						(3,239)
Net loss						(1,457,722)

	For the Year ended December 31, 2018
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	462,464	269,578	11,458	83,468	-	826,968
Operating income (loss)	69,449	(893,489)	(34,056)	(62,548)	(68,124)	(988,768)
Non-operating income, net						34,888
Income tax expense						(4,088)
Share of results of equity investees						(3,066)
Net loss						(961,034)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.